Exhibit 99.3

METUCHEN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Metuchen’s financial condition and results of operations together with Metuchen’s financial statements and the notes thereto appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Metuchen’s current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus. References in this section to “we,” “us,” or “the Company” refer to Metuchen.

Overview

Metuchen is a pharmaceutical company focused on men’s health therapeutics. On September 30, 2016, Metuchen acquired from Vivus, Inc. (“the Vivus Transaction”), all of the rights to license, develop, market, sell, and distribute the drug avanafil (Stendra®) in the United States, Canada, South America, and India. Stendra® is an FDA approved PDE-5 inhibitor prescription medication for the treatment of erectile dysfunction (“ED”) and is the only patent protected PDE-5 inhibitor on the market. Stendra® offers the ED therapeutic landscape a valuable addition as an oral ED therapy that may be taken as early as approximately 15 minutes prior to sexual engagement, with or without food when using the 100mg or 200mg dosing (does not apply to 50mg dosing).

Metuchen was founded by Joseph J. Krivulka, an experienced pharmaceutical executive who held several key leadership positions at leading pharmaceutical companies such as Mylan Laboratories Inc. and its subsidiary Bertek Inc., and was also the co-founder of Reliant Pharmaceuticals which was sold to GlaxoSmithKline in 2007 for $1.65 billion.  During the period from Metuchen’s inception in 2016 through 2018, the founder became ill and decided to outsource the sales and marketing function to an affiliated contractor. The level of performance expected from this affiliated contractor was not realized. In 2018, the founder passed away which caused significant disruption to the business. Metuchen terminated this affiliate contractor and in 2019, Metuchen was forced to establish its own internal sales, marketing, and trade distribution functions for Stendra®. In 2019 Metuchen deployed a specialized key account sales model augmented by a national non-personal promotion campaign reaching nearly 30,000 healthcare professionals. Metuchen also enhanced its digital campaigns designed to create awareness among patients and its partners. Additionally, Metuchen engaged in a wide array of specialty medical conferences including presentations at educational product theaters and launched a national savings coupon for enhanced product access. Metuchen believes that these activities have established a framework for continued growth into 2020 and beyond. Following a year of internal management over marketing, sales and trade distribution functions, we believe the Company is well-positioned for a strong, multi-channel sales and marketing campaign as it enters the second half of 2020, beginning in June during Men’s Health Month.

In addition to ED products, Metuchen is committed to identifying and developing other pharmaceuticals to advance men’s health. In March 2020, Metuchen acquired an exclusive global license to H100™ from Hybrid Medical LLC (“Hybrid”). H100™ is a novel and patented topical formulation candidate for the treatment of acute Peyronie’s disease. Peyronie’s disease is a condition that occurs upon penile tissue disruption often caused by sexual activity or injury, healing into collagen-based scars that may ultimately harden and cause penile deformity.

 Impact of COVID-19

In January 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. As a result of the COVID-19 pandemic, which continues to rapidly evolve, “shelter in place” orders and other public health guidance measures have been implemented across much of the United States, Europe and Asia, including in the locations of our offices, key vendors and partners. The extent to which the outbreak impacts our business, results of operations, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. During the first quarter of 2020 and the second quarter to date, government regulations and the voluntary business practices of Metuchen and prescribing physicians have prevented in-person visits by sales representatives to physicians’ offices. Metuchen has taken steps to mitigate the negative impact on its businesses of such restrictions. In March 2020, we reduced our sales representative head count to reflect the lack of in-person visits. We have maintained a core sales team which continues to contact physicians via telephone and videoconference as well as continuing to have webinars provided by our KOL’s to other physicians and pharmacists. We anticipate rehiring and/or assigning representatives to cover sales territories as states reopen and physician access resumes new normal levels. Nevertheless, the extent of the impact of COVID-19 on our businesses cannot be predicted at this time.

In light of the COVID-19 outbreak, the FDA has issued a number of new guidance documents. Specifically, as a result of the potential effect of the COVID-19 outbreak on many clinical trial programs in the US and globally, the FDA issued guidance concerning potential impacts on clinical trial programs, changes that may be necessary to such programs if they proceed, considerations regarding trial suspensions and discontinuations, the potential need to consult with or make submissions to relevant ethics committees, IRBs, and the FDA, the use of alternative drug delivery methods, and considerations with respect the outbreak’s impacts on endpoints, data collection, study procedures, and analysis. Such developments may result in delays in our development of H100.

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. We continue to examine the impact of the CARES Act. Currently, we are unable to determine the impact that the CARES Act will have on our business, financial condition or results of operations.

Nature of Operations and Basis of Presentation

Metuchen was formed as a limited liability company pursuant to a certificate of formation filed with the Secretary of State of Delaware on July 22, 2016. Metuchen was organized for the purpose of (i) acquiring the U.S., Canadian, South American, and Indian marketing authorization rights to Stendra®, (ii) owning the purchased assets, (iii) entering into a manufacturing and supply agreement, (iv) entering into a distribution agreement, and (v) engaging in any other lawful act or activity that is ancillary or incidental to the foregoing.

On December 10, 2018, (“Acquisition Date”) JCP III CI AIV, L.P. (“JCP”), an affiliate of Juggernaut Capital Partners (the “JCP Investor”), acquired from Krivulka Family LLC (“Krivulka”) all of Krivulka’s ownership interest in Metuchen Therapeutics, LLC (“MT”), a holding company that owns 55% of Metuchen, giving JCP a controlling interest in Metuchen (such transaction, the “JCP Acquisition”). This transaction was accounted for as a business combination and has been pushed down to the consolidated financial statements of the Company in accordance with the guidance for business combinations found in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 805: Business Combinations.

Prior to this transaction, Krivulka owned 68% of MT. As of December 31, 2019, investment funds affiliated with the JCP Investor owned, either directly or indirectly, approximately 82% of the outstanding membership interests in Metuchen. On the Acquisition Date, Metuchen purchased all the equity interests of Timm Medical and PTV, collectively referred to as “Medical Device Business”, from entities related to Krivulka. Upon acquisition, the Medical Device Business became wholly owned subsidiaries of Metuchen.

Subsequent to the acquisition of the Medical Device Business, the Company manages its operations through two segments. The Company’s two segments, Prescription Medications and Medical Devices, focus on the treatment of male ED. The Prescription Medications segment consists primarily of Stendra®, which is sold generally in the United States. Expenses related to the development of H100™, which is in the early stages of development and has not yet sought FDA approval to begin Phase 1 clinical trials, will be within the Prescription Medications segment. The Medical Devices segment consists primarily of vacuum erection devices, which are sold domestically and internationally. Prior to the acquisition of the Medical Device Business, the Company managed its operation as a single segment for the purposes of assessing performance and making operating decisions.

Metuchen International, LLC (“Metuchen International”) was formed as a limited liability company pursuant to a certificate of formation filed with the Secretary of State of Delaware on July 22, 2016. Metuchen International is a wholly owned subsidiary of Metuchen included in the consolidated financial statements and has had no activity to date.

References in this section to “Successor” refer to the Company after the Acquisition Date. References to “Predecessor” refer to the Company prior to the Acquisition Date. The consolidated financial statements as of December 31, 2019, December 31, 2018, for the year ended December 31, 2019, and for the period from December 10, 2018 through December 31, 2018 (such portion of 2018, the “Successor Period”) represent the Successor’s financial position and results of operations, including the results of the Medical Device Business. The consolidated financial statements for the period from January 1, 2018 through December 9, 2018 represents the Predecessor’s results of operations (the “Predecessor Period”). The Successor Period reflects the assets and liabilities at fair value as of the Acquisition Date. Accordingly, the consolidated financial statements for the Predecessor Period are not comparable to the consolidated financial statements for the Successor Period. In addition, operating results for the Successor Period and Predecessor Period are not necessarily indicative of the results to be expected for a full fiscal year or future periods.

Licensing and Distribution

The Company acquired the rights to Stendra® avanafil on September 30, 2016 when it entered into the License Agreement with Vivus to purchase and receive the license for the commercialization and exploitation of Stendra® avanafil for a one-time fee of $70 million. The License Agreement gives Metuchen the exclusive right to sell avanafil in the U.S. and its territories, as well as Canada, South America, and India. In December 2000, Vivus originally was granted the license from Mitsubishi Tanabe Pharma Corporation (“MTPC”) to develop, market, and manufacture Stendra®. Stendra® was approved by the FDA in April 2012 to treat male ED.

Metuchen will pay MTPC a royalty of 5% on the first $500 million of net sales and 6% of net sales thereafter until the expiration of the applicable patent in a particular country. The last scheduled patent expiration is in April 2025. In consideration for the trademark assignment and the use of the trademarks associated with Stendra® and the Vivus technology, Metuchen shall (a) during the first, second, and third years following the expiration of the royalty period in a particular country in Metuchen’s territory, pay to Vivus a royalty equal to 2% of the net sales of Stendra® in such territory; and (b) following the fourth and fifth years following the end of the royalty period in such territory, pay to Vivus a royalty equal to 1% of the net sales of Stendra® in such territory. After the royalty period, no further royalties shall be owed with respect to net sales of Stendra® in such territory. In addition, Metuchen will be responsible for a pro-rata portion of a one-time $6 million milestone payment to be paid once $250 million in sales has been reached on the separate revenue stream of Stendra® during any calendar year.

In connection with the License Agreement, Metuchen and Vivus have also entered into the Vivus Supply Agreement on the effective date of the License Agreement. As part of the License Agreement, Metuchen also acquired Vivus’ Stendra® avanafil product and sample inventories as of September 30, 2016, for an additional $0.8 million. The Vivus Supply Agreement provided that Vivus would test, supply and provide the product to Metuchen or its designee, directly or through one or more third parties until September 30, 2021. During the term of the Vivus Supply Agreement, Metuchen is required to purchase minimum annual quantities from Vivus. Vivus, in turn, procures the product from a third-party manufacturer.

Until November 30, 2018, Metuchen was party to agreements with related parties relating to the distribution of avanafil in the U.S. pursuant to which Metuchen received a portion of net sales per calendar quarter and a fee per prescription written in such territory.

On March 27, 2018, Metuchen entered into a Sublicense Agreement with Acerus whereby Metuchen granted to Acerus an exclusive sublicense in Canada for, among other things, the development and commercialization of Stendra® avanafil for a one-time fee of $100,000. Metuchen is entitled to receive an additional fee of $400,000 if Stendra® is approved by Canadian regulators, as well as commercial milestone payments and royalty fees of 12% of net sales. The agreement remains in effect. In August 2018, Metuchen entered into the Acerus Supply Agreement, pursuant to which Acerus will purchase the product from Metuchen so long as the Acerus Sublicense Agreement remains in effect.

As of December 31, 2019, the JCP Investor owned, either directly or indirectly, approximately 82% of the outstanding membership interests in Metuchen.

In March 2020, Metuchen entered into an exclusive license and development agreement with Hybrid for H100™. Under the terms of the license agreement Metuchen has the exclusive right, including the right to sublicense, to use, sell, market and commercialize H100™ globally. The agreement provides that Metuchen’s exclusive right extends to any new indications or field uses for H100™ beyond the already identified use for Peyronie’s disease.

Critical Accounting Policies and Estimates

We consider certain accounting policies related to revenue recognition, including variable consideration, impairment of long-lived assets, including fair values used for assessment of impairment, realization of inventories and income taxes to be critical accounting policies that require the use of significant judgments and estimates relating to matters that are inherently uncertain and may result in materially different results under different assumptions and conditions. The preparation of financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the consolidated financial statements. These estimates include useful lives for property and equipment and related depreciation calculations, and assumptions for valuing options, warrants and other stock-based compensation. Our actual results could differ from these estimates.

While Metuchen’s significant accounting policies are described in more detail in the notes to its consolidated financial statements appearing elsewhere in this prospectus/proxy statement/information statement, Metuchen believes the following accounting policies to be most critical to the significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

Effective January 1, 2018, the Company adopted the FASB’s Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”).

Prescription Medication Sales

The Company’s prescription medication sales consist of sales of Stendra® in the U.S. for the treatment of male ED. Under Topic 606, the Company recognizes revenue from prescription medication sales when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide Stendra® upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company’s customers obtain control of Stendra®, which is typically upon delivery. The Company invoices its customers after Stendra® has been delivered and invoice payments are generally due within 30 to 75 days of invoice date. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers Stendra® to when the customers pay for the product is typically less than one year. The Company records prescription medication sales net of any variable consideration, including but not limited to discounts, rebates, returns, chargebacks and distribution fees. The Company uses the most likely amount method when estimating its variable consideration, unless terms are specified within contracts. The identified variable consideration is recorded as a reduction of revenue at the time revenues from sales of Stendra® are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return Stendra® and receive credit for product within six months prior to expiration date and up to one year after expiration date. The provision for returns is based upon the Company’s estimates for future Stendra® returns and historical experience. The provision for returns is part of the variable consideration recorded at the time revenue is recognized.

In relation to customer contracts, the Company incurs costs to fulfill a contract but does not incur costs to obtain a contract. These costs to fulfill a contract do not meet the criteria for capitalization and are expensed as incurred. As such, the Company did not have any contract assets at December 31, 2019 and December 31, 2018.

Medical Device Sales

The Medical Device Business sales consist of domestic and international sales of men’s health products for the treatment of ED. The men’s health products do not require a prescription and include VEDs, PreBoost, VenoSeal, penile injections (Rx), and urinary tract infection tests. Under Topic 606, the Company recognizes revenue from medical device sales when its performance obligations with its customers have been satisfied. In the contracts with its customers, the Company has identified a single performance obligation to provide medical devices upon receipt of a customer order. The performance obligation is satisfied at a point in time when the Company’s customers obtain control of the medical device, which is typically upon shipment. The Company invoices its customers after the medical devices have been shipped and invoice payments are generally due within 30 days of invoice date for domestic customers and 90 days for international customers. In determining the transaction price, a significant financing component does not exist since the timing from when the Company delivers the medical devices to when the customers pay for the product is typically less than one year.

The Company records medical device sales net of any variable consideration, including but not limited to returns. The Company uses the most likely amount method when estimating its variable consideration. The identified variable consideration is recorded as a reduction of revenue at the time revenues from the medical device sales are recognized. The Company recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period. These estimates may differ from actual consideration received. The Company evaluates these estimates each reporting period to reflect known changes.

Consistent with industry practice, the Company maintains a return policy that generally allows its customers to return medical devices and receive credit for products within 90 days of the sale. The provision for returns is based upon the Company’s estimates for future product returns and historical experience. The Company has not made significant changes to the judgments made in applying Topic 606.

Accounts Receivable, net

The Company extends credit to its customers in the normal course of business. Accounts receivable are recorded at the invoiced amount, net of chargebacks, distribution service fees, rebates, and cash discounts. Management determines each allowance based on historical experience along with the present knowledge of potentially uncollectible accounts.

Inventories

Inventories consist of finished goods held for sale and raw materials. Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, firstout method. Inventories are adjusted for excess and obsolescence. Evaluation of excess inventory includes such factors as expiry date, inventory turnover, and management’s assessment of current product demand.

Intangible Assets

The Company accounts for recognized intangible assets at cost. Intangible assets with finite useful lives are amortized over the useful life which the assets are expected to contribute directly or indirectly to future cash flows. Intangible assets are amortized using an accelerated method based on the pattern in which the economic benefits of the assets are consumed. The Company reviews the carrying value and useful lives of its intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or the period over which they should be amortized has changed. When indicators of impairment exist, the Company determines whether the estimated undiscounted sum of the future cash flows of such assets is less than their carrying amounts. If less, an impairment loss is recognized in the amount, if any, by which the carrying amount of such assets exceeds their respective fair values. The Company evaluates the remaining useful life of each intangible asset that is being amortized during each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset’s remaining useful life has changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

The Company did not record any impairments of intangible assets for the Successor Period or for the year ended December 31, 2019. The Company incurred an intangible asset impairment loss of $17,947,275 during the Predecessor Period.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The Company evaluates the carrying value of goodwill annually in December of each year in connection with the annual budgeting and forecast process and also between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill was allocated to below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating goodwill for impairment, we may first perform an assessment qualitatively whether it is more likely than not that a reporting unit’s carrying amount exceeds its fair value, referred to as a “step zero” approach. Subsequently (if necessary after step zero), an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This quantitative impairment test uses a combination of the income method and guideline public company comparable companies. The income method is based on a discounted future cash flow approach that uses significant assumptions of projected revenue, projected operational profit, terminal growth rates and the cost of capital. Under ASU No. 2017-04, Intangibles, Goodwill and Other: Simplifying the Test for Goodwill Impairment (“Topic 350”), goodwill impairment is measured as the excess of the carrying amount of the reporting unit over its fair value. The Company incurred a goodwill impairment loss of $2,443,930 during the year ended December 31, 2019, related to the prescription medications segment.

Leases

Effective January 1, 2019, the Company adopted ASU No. 2016-02, Leases (“Topic 842”), along with other amendments issued in 2017 and 2018. Topic 842 supersedes the lease accounting requirements in ASC Topic 840, Leases (“Topic 840”). Topic 842 requires organizations to recognize leased assets and liabilities on the consolidated balance sheets. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases.

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company accounts for as a single lease component for all leases.

Operating lease right-of-use (“ROU”) assets are included in other assets whereas operating lease liabilities are included in other current liabilities and other long-term liabilities on the Company’s consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease payments are recognized as lease expense on a straight-line basis over the lease term. Lease payments included in the measurement of the lease liability are comprised of fixed payments.

Variable lease payments associated with the Company’s leases are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Variable lease payments are presented in the Company’s consolidated statements of operations in the same line item as expense arising from fixed lease payments for operating leases.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company applies this policy to all underlying asset categories.

Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The information presented for periods prior to January 1, 2019 has not been adjusted and is reported under Topic 840.

Income Taxes

Metuchen is a limited liability company (“LLC”) for federal income tax purposes and has elected to be treated as a Partnership for state income tax purposes. PTV is a disregarded entity for deferral income tax purposes. As such, all income tax consequences resulting from the operations of Metuchen and PTV are reported on the members’ income tax returns.

Timm Medical is a C corporation, which accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Timm Medical determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Timm Medical recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, Timm Medical considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Timm Medical determines that it would be able to realize deferred tax assets in the future in excess of its net recorded amount, Timm Medical would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Topic 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. As of December 31, 2019 and 2018, no accrued interest or penalties are recorded in the consolidated balance sheets.

Recent Accounting Pronouncements

Recently Adopted

In February 2016, the FASB issued Topic 842. This guidance revises existing practice related to accounting for leases under Topic 840 for both lessees and lessors. The new guidance in Topic 842, requires lessees to recognize a right-of-use asset and a lease liability for nearly all leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability, subject to adjustment such as for initial direct costs. For income statement purposes, the new standard retains a dual model similar to Topic 840, requiring leases to be classified as either operating leases or capital leases. For lessees, operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while capital leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). The new standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 for private entities. Public entities must adopt for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted Topic 842 on January 1, 2019 using the effective date transition method. Prior period results continue to be presented under Topic 840 based on the accounting standards originally in effect for such periods.

The Company has elected certain practical expedients permitted under the transition guidance within Topic 842 to leases that commenced before January 1, 2019, including the package of practical expedients. The election of the package of practical expedients resulted in the Company not reassessing prior conclusions under Topic 840 related to lease identification, lease classification and initial direct costs for existing leases at January 1, 2019.

Upon adoption, the Company recorded an operating lease liability with a corresponding operating lease ROU asset of $0.3 million. The Company also reclassified the unfavorable leasehold interest to the operating ROU asset upon adoption of Topic 842. The adoption did not have a material impact on the consolidated results of operations and cash flows for the year ended December 31, 2019.

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective approach and applied this approach only to contracts that were not completed as of January 1, 2018. The Company calculated a one-time transition adjustment of $1,938,831, which was recorded on January 1, 2018 to the opening balance of accumulated deficit, related to the product sales of Stendra®. The Topic 606 transition adjustment recorded for Stendra® resulted in sales being recognized earlier than under Topic 605, as the deferred revenue recognition model (sell-through) is not permitted under Topic 606. The one-time adjustment consisted of $8,528,628 in deferred revenue offset by deferred inventory of $186,313 and $6,403,484 of variable consideration included in accrued expenses in the Company’s consolidated balance sheets.

Pending Adoption as of December 31, 2019

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Subsequently, in November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses (“ASU 2018-19”). ASU 2016-13 changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. ASU 2016-13 will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2016-13 also simplifies the accounting model for purchased credit-impaired debt securities and loans. Private entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 and ASU 2018-19 are effective for the annual periods beginning after December 15, 2021. Public entities that have reporting obligations pursuant to the Securities Exchange Act of 1934, as amended, must adopt for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is evaluating the impact of this new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements by requiring that Level 3 fair value disclosures include the range and weighted average of significant unobservable inputs used to develop those fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for the Company for the annual periods and interim periods within annual periods beginning after December 15, 2019 for both private and public entities. Early adoption is permitted. The Company is evaluating the impact of this new guidance on its consolidated financial statements.

Results of Operations

Year ended December 31, 2019, Successor Period from December 10, 2018 through December 31, 2018 and Predecessor Period from January 1, 2018 through December 9, 2018

 The following table sets forth a summary of our statement of operations for the year ended December 31, 2019, the Successor Period from December 10, 2018 through December 31, 2018 and the Predecessor Period from January 1, 2018 through December 9, 2018:

	Year Ended December 31, 2019	Successor Period from December 10, 2018 through December 31, 2018	Predecessor Period from January 1, 2018 through December 9, 2018

NET SALES	$ 15,577,166	$ 838,926	$ 13,212,317
COST OF SALES	7,427,111	282,542	2,133,283
GROSS PROFIT	____________________ 8,150,055	____________________ 556,384	____________________ 11,079,034
OPERATING EXPENSES:
General and administrative	19,727,223	887,170	10,374,672
Depreciation and Amortization expense	5,291,107	289,458	7,775,536
Impairment loss	2,443,930	__	17,947,275

TOTAL OPERATING EXPENSES	_____________________ 27,462,260	_____________________ 1,176,628	_____________________ 36,097,483
LOSS FROM OPERATIONS	_____________________ (19,312,205)	_____________________ (620,244)	_____________________ (25,018,449)
Life insurance settlement	__	__	5,009,467
Interest expense, senior debt	(2,428,264)	(184,047)	(4,286,922)
Interest expense, related party term loans	(11,416,697)	(890,343)	(6,495,535)
LOSS BEFORE INCOME TAXES	_____________________ (33,157,166)	_____________________ (1,694,634)	_____________________ (30,791,439)
Income tax benefit	(645,866)	(13,365)	__
NET LOSS	(32,511,300)	(1,681,269)	(30,791,439)

Net Sales

Net sales for the year ended December 31, 2019 were $15,577,166, composed of $11,110,660 of net sales from Prescription Medicines and net sales of $4,466,506 from Medical Devices.

Net sales for the Successor Period from December 10, 2018 through December 31, 2018 were $838,926, composed of $513,878 of net sales from Prescription Medicines and net sales of $325,048 from Medical Devices.

Net sales for the Predecessor Period from January 1, 2018 through December 9, 2018 were $13,212,317.

For the year ended December 31, 2019, gross sales from customers representing 10% or more of the Company’s total gross sales included one customer which represented approximately 86% of total gross sales.

For the Successor Period for the period from December 10, 2018 through December 31, 2018, gross sales from customers representing 10% or more of the Company’s total gross sales included one customer which represented approximately 83% of total gross sales.

For the Predecessor Period from January 1, 2018 through December 9, 2018, gross sales from customers representing 10% or more of the Company’s total gross sales included the Company’s top three customers, with gross sales equal to approximately 31%, 29%, and 25%.

Prescription Medicines sales consist of sales of Stendra® in the U.S. for the treatment of male ED. Stendra® is primarily sold directly to the one customer described above and resold through three main wholesalers, which collectively accounted for 91% of Stendra® net sales in 2019. Individually, the three main wholesalers accounted for 33%, 32% and 26% of Stendra® net sales in 2019.

Medical Device sales consist of domestic and international sales of men’s health products for the treatment of ED. The men’s health products do not require a prescription and include Vacuum Erection Devices (VEDs), PreBoost, VenoSeal, penile injections (Rx), and urinary tract infection tests. Timm discontinued various co-promotion activities in 2019 and is currently selling only VEDs and VenoSeal. The VEDs represent almost 100% of sales.

Cost of Sales

Cost of sales for the year ended December 31, 2019 were $7,427,111, composed of $6,057,977 of cost of sales for our Prescription Medicines segment and $1,369,134 for our Medical Devices segment.

Cost of sales for the Successor Period from December 10, 2018 through December 31, 2018 were $282,542, composed of $216,181 of cost of sales for our Prescription Medicines segment and $66,361 for our Medical Devices segment.

Cost of sales for the Predecessor Period from January 1, 2018 through December 9, 2018 were $2,133,283.

Cost of sales for the Prescription Medicine segment for 2019 consisted of 39% third-party product cost of sales, 49% inventory obsolescence reserves, 9% royalty expenses and 3% other cost of sales.

Cost of sales for the Medical Device segment for 2019 consisted of 80% raw materials, 15% production labor and 5% other cost of sales.

Cost of sales were higher as a percentage of 2019 sales than in either period of 2018. The increase was primarily driven by write-offs of inventory relating to step-ups and obsolescence.

Gross Profit

Gross profit for the year ended December 31, 2019 was $8,150,055, composed of $5,052,683 of gross profit from Prescription Medicines and $3,097,372 from Medical Devices. Our gross profit was the result of net sales for each segment, partially offset by the cost of sales for each segment, each of which is described above.

Gross profit for the Successor Period from December 10, 2018 through December 31, 2018 was $556,384, composed of $297,697 of gross profit from Prescription Medicines and $258,687 from Medical Devices. Our gross profit was the result of net sales for each segment, partially offset by the cost of sales for each segment, each of which is described above.

Gross profit for the Predecessor Period from January 1, 2018 through December 9, 2018 was $11,079,034. Our gross profit was the result of net sales, partially offset by the cost of sales, each of which is described above.

Gross profit margins on a percentage basis were 52% in 2019, which was lower than in either period in 2018. The decrease in gross profit margins percentage is primarily because of the change in the mix of sales by segment and the write-off of inventory.

Operating Expenses

 General and administrative

General and administrative expenses for the year ended December 31, 2019 were $19,727,223, composed of $13,873,200 of General and administrative expenses of our Prescription Medicines segment, $2,735,390 of General and administrative expenses of our Medical Devices segment and $3,118,633 of general corporate expenses.

General and administrative expenses for the Successor Period from December 10, 2018 through December 31, 2018 were $887,170, composed of $496,352 of General and administrative expenses of our Prescription Medicines segment, $264,088 of General and administrative expenses of our Medical Devices segment and $126,730 of general corporate expenses.

General and administrative expenses for the Predecessor Period from January 1, 2018 through December 9, 2018 were $10,374,672.

General and administrative expenses for both segments include selling, marketing and regulatory expenses. Unallocated general corporate expenses include costs that were not specific to a particular segment but are general to the group, including expenses incurred for administrative and accounting staff, general liability and other insurance, professional fees and other similar corporate expenses.

General and Administrative expenses were higher in 2019 than in either period of 2018, primarily driven byhigher payroll expense related to formation of a Sales, Marketing and administrative staffing and the added expenses related to conducting operations internally without reliance on outsourcing.

Depreciation and Amortization

Depreciation and Amortization expenses for the year ended December 31, 2019 were $5,291,107, composed of $4,145,833 of Depreciation and Amortization expenses of our Prescription Medicines segment and $1,145,274 of Depreciation and Amortization expenses of our Medical Devices segment.

Depreciation and Amortization expenses for the Successor Period from December 10, 2018 through December 31, 2018 were $289,458, composed of $226,112 of Depreciation and Amortization expenses of our Prescription Medicines segment and $63,346 of Depreciation and Amortization expenses of our Medical Devices segment.

Depreciation and Amortization expenses for the Predecessor Period from January 1, 2018 through December 9, 2018 were $7,775,536.

Prescription Medicines Depreciation and Amortization consists primarily of the amortization of the intangible assets related to Stendra® over its estimated useful life of 10 years. Medical Devices Depreciation and Amortization primarily consists of the amortization of the intangible assets related to Timm Medical and PTV over their estimated useful life of 12 years.

Depreciation and Amortization was lower in 2019 than in the Predecessor Period, despite the difference in length of periods, primarily as a result of the reduction of intangible assets.

Impairment loss

Impairment loss on goodwill for the Successor Period for the year ended December 31, 2019 was $2,443,930 and was the result of the Company’s annual assessment of goodwill using assumptions to derive the fair value of the reporting unit to reflect current projections as compared to the projections used at the date of the purchase price allocation on the Acquisition Date of December 10, 2018.

Impairment loss on intangible asset for the Predecessor Period from January 1, 2018 through December 9, 2018 was $17,947,275. Metuchen had an existing intangible asset on its consolidated balance sheets related to the licensing rights of Stendra® it obtained from Vivus prior to the Acquisition Date of December 10, 2018. The impairment loss was the result of the carrying value of this existing Stendra® licensing right adjusted to reflect its fair value on the Acquisition Date.

Total Operating Expenses

Total Operating Expenses for the year ended December 31, 2019 were $27,462,260, composed of $20,462,963 of operating expenses of our Prescription Medicines segment, $3,880,664 of operating expenses of our Medical Devices segment and $3,118,633 of general corporate expenses. Such expenses consisted of the general and administrative expenses and Depreciation and Amortization expenses described above.

Total Operating Expenses for the Successor Period from December 10, 2018 through December 31, 2018 were $1,176,628, composed of $722,464 of operating expenses of our Prescription Medicines segment, $327,434 of operating expenses of our Medical Devices segment and $126,730 of general corporate expenses. Such expenses consisted of the general and administrative expenses and Depreciation and Amortization expenses described above.

Total Operating Expenses for the Predecessor Period from January 1, 2018 through December 9, 2018 were $36,097,483. Such expenses consisted of the general and administrative expenses, Depreciation and Amortization expenses and impairment loss described above.

Loss from Operations

Loss from Operations for the year ended December 31, 2019 was $19,312,205, including a loss from operations of $15,410,280 for our Prescription Medicines segment and a loss from operations of $783,292 for our Medical Devices segment, for the reasons described above. The remainder of the loss related to unallocated general corporate expenses.

Loss from Operations for the Successor Period from December 10, 2018 through December 31, 2018 was $620,244, including a loss from operations of $424,767 for our Prescription Medicines segment and a loss from operations of $68,747 for our Medical Devices segment, for the reasons described above. The remainder of the loss related to unallocated general corporate expenses.

Loss from Operations for the Predecessor Period from January 1, 2018 through December 9, 2018 was $25,018,449 for the reasons described above.

Life insurance settlement

Life insurance settlement for the Predecessor Period from January 1, 2018 through December 9, 2018 was $5,009,467. Such settlement related to a $5 million keyman life insurance policy on behalf of Metuchen’s previous managing member, who passed away in February 2018. In May 2018, Metuchen received such payment, including interest.

Interest expense, senior debt

Interest expense, senior debt for the year ended December 31, 2019 was $2,428,264, consisting of interest payments on our senior debt, with a weighted average balance of $15,514,168 and a weighted average interest rate of 14.1%.

Interest expense, senior debt for the Successor Period from December 10, 2018 through December 31, 2018 was $184,047, consisting of interest payments on our senior debt, with a weighted average balance of $18,591,889 and a weighted average interest rate of 14.4%.

Interest expense, senior debt for the Predecessor Period from January 1, 2018 through December 9, 2018 was $4,286,922, consisting of interest payments on our senior debt, with a weighted average balance of $22,156,526 and a weighted average interest rate of 13.6%.

Interest expense, related party term loans

Interest expense, related party term loans for the year ended December 31, 2019 was $11,416,697, consisting of Paid-in-Kind (“PIK”) interest of $6,747,313 and amortization of debt discount of $4,669,384. As described under “Liquidity and Capital Resources—Debt—Subordinated Related Party Loans” below, the related party term loans were extinguished in an exchange transaction on September 16, 2019. Accordingly, as of December 31, 2019, there was no outstanding principal balance for the subordinated related term loans.

Interest expense, related party term loans for the Successor Period from December 10, 2018 through December 31, 2018 was $890,343, including PIK interest of $539,800 and amortization of debt discount of $350,543. As described under “Liquidity and Capital Resources—Debt—Subordinated Related Party Loans” below, on December 10, 2018, as part of the acquisition accounting for the JCP Acquisition, the outstanding related party term loans were determined to have a fair value that was less than its carrying value. A debt discount of $15,506,463 was recognized and is being amortized to interest expense over the term of the debt using the effective interest method.

Interest expense, related party term loans for the Predecessor Period from January 1, 2018 through December 9, 2018 was $6,495,535, consisting entirely of PIK interest on the subordinated related party term loans.

Loss before Income Taxes

Loss before Income Taxes for the year ended December 31, 2019 was $33,157,166, consisting of Loss from Operations, Interest expense and Other Non-operating Expenses, as described above.

Loss before Income Taxes for the Successor Period from December 10, 2018 through December 31, 2018 was $1,694,634, consisting of Loss from Operations, Interest expense and Other Non-operating Expenses, as described above.

Loss before Income Taxes for the Predecessor Period from January 1, 2018 through December 9, 2018 was $30,791,439, consisting of Loss from Operations and Interest expense, partially offset by the life insurance settlement, as described above.

Income tax benefit

Income tax benefit for the year ended December 31, 2019 was $645,866. The tax benefit is primarily attributed to the operations of the Medical Device segment.

Income tax benefit for the Successor Period from December 10, 2018 through December 31, 2018 was $13,365. The tax benefit is primarily attributed to the operations of the Medical Device segment. The Company did not have any income tax benefit for the Predecessor Period from December 1, 2018 through December 9, 2018.

Net Loss

Net Loss for the year ended December 31, 2019 was $32,511,300, consisting of Loss before Income Taxes of $33,157,166, partially offset by Income tax benefit of $645,866.

Net Loss for the Successor Period from December 10, 2018 through December 31, 2018 was $1,681,269, consisting of Loss before Income Taxes of $1,694,634, partially offset by Income tax benefit of $13,365.

Net Loss for the Predecessor Period from January 1, 2018 through December 9, 2018 was $30,791,439, consisting of Loss before Income Taxes. The Company did not incur any income tax expenses or benefit for the Predecessor Period.

Liquidity and Capital Resources

General

Cash totaled $2,145,812 at December 31, 2019, compared to $2,794,125 at December 31, 2018.

We have experienced net losses and negative cash flows from operations since our inception. As of December 31, 2019, we had cash of $2,145,812, negative working capital of approximately $29.9 million, and sustained cumulative losses attributable to common stockholders of $41,996,733. These conditions raise substantial doubt about our ability to continue as a going concern. We are exploring additional ways to raise capital. While we are optimistic that will be successful in our efforts to raise additional capital, there can be no assurances that we will be successful in doing so. The financial statements do not contain any additional adjustments that might result from the resolution of any of the above uncertainties. We plan to continue raising additional funds to meet our operational goals until profitable.

To date, our principal sources of capital used to fund our operations have been the net proceeds we received from private sales of equity securities and proceeds received from the issuance of convertible debt, as described below.

We rely on McKesson Corporation (“McKesson”) to distribute our products to our customers. As of December 31, 2019, we had $4,347,070 in Gross Accounts Receivable due from McKesson, partially offset by $2,357,854 in accrued chargebacks, cash discounts and distribution service fees. We also owed McKesson $4,388,600 in accrued returns expenses. Net amounts Metuchen owed to McKesson was $2,399,593 as of December 31, 2019 and $2,072,750 as of March 31, 2020. Metuchen continues to pay McKesson invoices when due. On March 27, 2020, Metuchen received notice of termination from McKesson. Such notice was withdrawn on April 3, 2020, following Metuchen’s payment of $1,915,144.

Our principal expenditures include payment for inventory of Stendra® from our key supplier, Vivus, including purchases of inventory accrued in current periods, but for which payment is due in future periods. We have significant unpaid balances owed to Vivus and are currently in discussions with Vivus with respect to contested amounts alleged to be owed. We had an aggregate accrued unpaid balance owed to Vivus of $15,809,920 as of December 31, 2019 and March 31, 2020. Metuchen is in discussions with Vivus to convert a portion of the amounts owed into a subordinated note.

In March 2020, Metuchen acquired the exclusive license to H100™ from Hybrid. H100™ is a topical candidate with at least one active ingredient and potentially a combination of ingredients responsible for the improvement of penile curvature during the acute phase of Peyronie’s disease. We paid an initial license fee of $100,000, with an additional $900,000 payment due upon obtainment of orphan indication for H100 and termination of Hybrid’s existing agreement with a compounding pharmacy, and additional annual payments of $125,000, $150,000 and $200,000 due on each of the first, second and third anniversaries of the license agreement and $250,000 annual payments due thereafter. Metuchen is also required to make a $1,000,000 payment upon first commercial sale and a sliding scale of percentage payments on net sales in the low single digits. Annual anniversary payments will not be required after commercialization. Metuchen is also obligated to make royalty payments between 3-6% of any net sales. Metuchen also expects to incur approximately $14 million of research and development expenses relating to H100 over the estimated four to six year period of clinical development prior to FDA approval, including approximately $10 million for clinical trials and $4 million of other expenses.

We expect to continue to incur substantial expenditures in the foreseeable future at rates consistent with expenditures incurred during fiscal year 2019. We will require additional financing to further develop and market our products, fund operations, and otherwise implement our business strategy at amounts relatively consistent with Fiscal 2019 expenditure levels disclosed above. Our current financial condition raises substantial doubt about our ability to continue as a going concern. We intend to renegotiate our financial covenants in order to address our covenant violation and are exploring additional ways to raise capital, but we cannot assure you that we will be able to renegotiate such covenants or raise capital. Our failure to renegotiate our covenants or raise capital as and when needed would have a material adverse impact on our financial condition, our ability to meet our obligations, and our ability to pursue our business strategies. We will seek funds through additional equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing.

We are focused on expanding our service offering through internal development, collaborations, and through strategic acquisitions. We are continually evaluating potential asset acquisitions and business combinations. To finance such acquisitions, we might raise additional equity capital, incur additional debt, or both.

Debt

Senior Debt

On September 30, 2016, the Company entered into a loan agreement (the “Loan Agreement”) with Hercules Capital, Inc. (“Hercules”), for a $35 million term loan with a stated interest rate of the greater of either (i) Prime (as defined in the Loan Agreement) plus 7.25% or (ii) 10.75%. The interest rate was 12.00% at December 31, 2019. The Loan Agreement includes an additional PIK interest that increases the outstanding principal on a monthly basis at an annual rate of 1.35% and a $787,500 end of term charge. We refer to the credit facility with Hercules as Senior Debt.

On November 22, 2017, the Company entered into Amendment Number 1 to the Loan Agreement (the “First Amendment”). A covenant was added, in which the Company must achieve a certain minimum EBITDA, as defined in the First Amendment, target for the trailing twelve-month period, ending June 30, 2018. The end of term charge was increased from $787,500 to $1,068,750. The minimum EBITDA for each of the trailing six months and the fixed charge coverage ratio were reduced from 1:1 to 0.9:1. The Company was also required to prepay $10,000,000 in principal.

Monthly principal payments, including interest, commenced November 1, 2018 with the outstanding balance under the Loan Agreement, as amended, due in full on November 1, 2020. The end of term charge is being recognized as interest expense and accreted over the term of the Loan Agreement, as amended, using the effective interest method.

On August 13, 2019, the Company entered into a forbearance agreement with Hercules under which Hercules agreed to forbear exercising any remedies under the loan for events of default through the earlier of September 30, 2019 or the occurrence of an event of default under the Loan Agreement, as amended.

Effective April 13, 2020, the Company and Hercules amended the Loan Agreement, as previously amended, to extend the maturity date thereof to April 1, 2021, subject to further extension to December 1, 2021 if the Company raises at least $20 million through an equity or debt financing or other transaction. The amendment is subject to the Company’s receipt of at least $2 million of equity or debt financing prior to the effectiveness of the amendment. The amendment will remove the minimum EBITDA and fixed charge coverage ratio covenants and replace them with a covenant to raise at least $3 million of equity or debt financing by April 30, 2020 and minimum cash covenants, the required levels of which are dependent upon the Company’s achievement of certain revenue, EBITDA and capital raising milestones. Each of the $2 million minimum financing requirement prior to closing of the amendment and the $3 million financing requirement prior to April 30, 2020 were satisfied through the issuance of the $3 million April 2020 Subordinated Promissory Note described in “—Subordinated Related Party Loans” below. All previously accrued PIK interest will be added to accrued principal. No further PIK interest will accrue. The cash interest would accrue at a rate of the greater of (i) the prime rate reported in the Wall Street Journal plus 11.50% minus 4.25% and (ii) 11.50%. The end of term charge of $1,068,750 will be partially extended with $534,375 due on October 1, 2020 and $534,375 due on February 1, 2020. The Company incurred a $50,000 amendment fee upon closing of the amendment.

Subordinated Related Party Loans

On September 30, 2016, the Company executed a Subordination Agreement relating to subordinated debt (“Sub Debt”) with several related parties, including the JCP Investor (herein referred to collectively as “the Related Holders”). On November 22, 2017, the Company and the Related Holders entered into an Amended and Restated Subordination Agreement (the “Amended Agreement”). Under the terms of the Amended Agreement, the principal balance was increased to $30,579,496. The cash interest rate of the amended sub debt is 12%. Additional PIK interest is 8% payable on the maturity date.

On December 10, 2018, as part of the acquisition accounting for the JCP Acquisition, the outstanding Sub Debt was determined to have a fair value that was less than its carrying value. The fair value of the subordinated related party term loans was $22,250,746 at December 10, 2018. A debt discount of $15,506,463 was recognized and is being amortized to interest expense over the term of the debt using the effective interest method.

On December 10, 2018, the Company signed a subordinated promissory note for an additional $4,750,000 of Sub Debt from JCP. The proceeds were used for the acquisition of the Medical Device Business. The principal, along with PIK interest at an annual rate of 25%, is due on April 2, 2021.

On September 16, 2019, Metuchen entered into an Exchange Agreement (“Exchange Agreement”) with JCP III SM AIV, L.P. and L. Mazur Associates, JV to exchange Preferred and Common Units for the Company’s subordinated related party term loans. Upon consummation of the exchange, the Preferred and Common Units issued were for the full satisfaction of the subordinated related party term loan. As of December 31, 2019, there was no outstanding principal balance or accrued interest for the subordinated related term loans. The following chart summarizes the instruments exchanged in the transaction as of September 16, 2019:

Instrument	Amount
Common Units, at fair value (2,434,551.28 Units)	$29,117,232
Preferred Units, at fair value (1,373,820.51 Units)	17,500,000
Total fair value of Preferred and Common Units exchanged	46,617,232

Sub Debt principal balance	33,250,000
Add: PIK Interest	16,544,318
Less: Debt Discount	10,486,536
Total carrying value of Sub Debt exchanged	39,307,782

Excess of fair value of Preferred and Common Units exchanged over the carrying value of Sub Debt	$(7,309,450)

Based on ASC 470, the Company accounted for the exchange between related parties as a capital transaction. The carrying value of the subordinated related party term loans, including any accrued interest, on the date of the exchange was $39.3 million and the fair value of Preferred and Common Units was $46.6 million. As a capital transaction between related parties, the Company did not record an extinguishment loss. Instead, the Company recorded the $7.3 million difference between the carrying value of the subordinated related party term loans and the fair value of the Preferred and Common Units to members’ capital.

Subordinated Promissory Notes

From January 31, 2020 through April 22, 2020, the Company entered into Subordinated Promissory Notes with JCP III SM AIV, L.P., a related party, in the aggregate principal amount of $10.0 million (“Subordinated Promissory Notes”). The maturity date of each Subordinated Promissory Note is April 2, 2021. Each Subordinated Promissory Note bears PIK interest at an annual rate of 20%.

Private Placement

On September 16, 2019, Metuchen consummated a Private Placement (“Private Placement”) with V4 Capital Partners, LLC (“Lead Investor”) and other accredited investors (collectively “Investors”). In connection with the Private Placement, the Company agreed to issue and sell up to $3.5 million of the Company’s preferred units. Each preferred unit had an offering price of $12.7382 per unit. The Company issued 245,933 preferred units related to the Private Placement and received aggregate net proceeds from the Private Placement was $2.7 million.

The preferred units contain a 5% non-cumulative quarterly dividend, include one vote per unit on all matters to be voted upon by common unit holders and require a mandatory conversion upon the closing of a qualified public offering, with the conversion price being subject to adjustment if the price per share in the qualified public offering is less than $15.92275 per preferred unit. Subject to adjustment, each preferred unit can be converted into one common unit.

In connection with the Private Placement, the Lead Investor received warrants (“Lead Investor Warrants”) to purchase an aggregate of 615,838.50 shares of the Company’s preferred units. The Lead Investor Warrants expire on September 16, 2020 and have an exercise price of $0.01 per preferred unit. The Lead Investor Warrants are only exercisable upon a qualified public offering being consummated within one year of the date of the Private Placement. The fair value of the Lead Investor Warrants was estimated to be $2.1 million. To record the issuance of the Lead Investor Warrants, the Company allocated the proceeds of $250,000 received from the Lead Investor for the Preferred Units between the Lead Investor Warrants and the beneficial conversion feature for the embedded conversion option. Of the proceeds received, the relative fair value allocated to the Lead Investor Warrants was $223,500 and was included in additional paid-in capital.

Also, in connection with the Private Placement, the placement agent received warrants (“Placement Agent Warrants”) to purchase an aggregate of 21,139.10 shares of the Company’s preferred units. The Placement Agent Warrants expire on September 16, 2024 and have an exercise price of $12.7382 per preferred unit. The Placement Agent Warrants can be exercised any time on or after September 16, 2019. The fair value of the Placement Agent Warrants was estimated to be $135,800 and was included in additional paid-in capital. The Placement Agent Warrants did not meet the criteria for liability classification and will be classified within equity as they are indexed to the Company’s stock.

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2019 and for the Successor Period from December 10, 2018 through December 31, 2018 and for the Predecessor Period from January 1, 2018 through December 9, 2018:

	For the year ended December 31, 2019	For the period from December 10, 2018 through December 31, 2018	For the period from January 1, 2018 through December 9, 2018
Net cash provided by (used in) operating activities	$ 2,532,479	$ (80,215)	$ 8,100,981
Net cash used in investing activities	(71,540)	(1,875,660)	__
Net cash provided by (used in) financing activities	(3,109,252)	4,750,000	(7,297,763)
Net increase (decrease) in cash	$ (648,313)	$ 2,794,125	$ 803,218

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended December 31, 2019 was $2,532,479, which primarily reflected our net loss of $32,511,300, net of adjustments to reconcile net loss to net cash used in operating activities of $35,043,779, which included $10,365,132 of accounts payable and accrued expenses, comprised primarily of the minimum purchase obligation with Vivus and accrual due to McKesson for its services as the third-party logistics provider, $6,959,236 of non-cash PIK interest on our Sub Debt, $5,291,107 of depreciation and amortization, $4,669,384 of amortization of deferred financing costs and debt discount, and $2,443,930 of goodwill impairment, partially offset by $2,558,067 of inventory expense.

Net cash used in operating activities for the Successor Period from December 10, 2018 through December 31, 2018 was $80,215, which primarily reflected our net loss of $1,681,269, net of adjustments to reconcile net loss to net cash used in operating activities of $1,601,054, which included $4,642,623 of inventory expense, $645,761 of deposits and $555,990 of non-cash PIK interest on our Sub Debt, partially offset by $4,700,303 of other current liabilities, comprised primarily of the minimum purchase obligation with Vivus.

Net cash provided by operating activities for the Predecessor Period from January 1, 2018 through December 9, 2018 was $8,100,981, which primarily reflected our net loss of $30,791,439, net of adjustments to reconcile net loss to net cash provided by operating activities of $38,892,420, which included $17,947,275 of impairment loss for intangible assets, $11,080,793 of accrued expenses, $7,775,536 of depreciation and amortization, $6,778,033 of non-cash PIK interest on our Sub Debt and $4,147,552 of other current liabilities, comprised primarily of the minimum purchase obligation with Vivus, partially offset by $8,528,622 of deferred revenue, $4,546,044 of inventory and $1,356,349 of accounts payable.

Cash Flows from Investing Activities

Net cash used in investing activities was $71,540 for the year ended December 31, 2019. Net cash used in investing activities was $1,875,660 for the Successor Period from December 10, 2018 through December 31, 2018. In each case, such case related to the acquisition of fixed assets. No net cash was used in or provided by investing activities for the Predecessor Period.

Cash Flows from Financing Activities

Net cash used in financing activities was $3,109,252 for the year ended December 31, 2019, consisting of payments on the senior debt of $6,013,257, partially offset by net proceeds of a private placement of $2,904,005. Net cash provided by financing activities was $4,750,000 for the Successor Period from December 10, 2018 through December 31, 2018, consisting of the net proceeds received from the issuance of Sub Debt. Net cash used in financing activities was $7,297,763 for the Predecessor Period from January 1, 2018 through December 9, 2018, consisting of payments on the senior debt.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements included elsewhere in this proxy statement/prospectus. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks related to interest rates.

Interest Rate Risk

Our Loan Agreement, as amended, bears interest on outstanding borrowings thereunder at variable interest rates equal to the greater of either (i) Prime plus 7.25% or (ii) 10.75%. The rate in effect at December 31, 2019 was 12.00% per annum. At December 31, 2019, we had an aggregate principal balance of $12,790,554 thereunder. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease.

The change in interest expense and earnings before income taxes resulting from a change in market interest rates would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. An increase in applicable interest rates of 1% for the year ended December 31, 2019 would result in an increase in interest expense of $127,906.

Foreign Currency Risk

All of our sales are in U.S. Dollars and we do not have foreign currency risk.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure commonly used in Metuchen’s industry and should not be construed as an alternative to net income as an indicator of operating performance (as determined in accordance with GAAP). Metuchen’s presentation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Metuchen has presented Adjusted EBITDA because it believes this measure provides management and investors with additional information to measure its performance, estimate its value and evaluate its ability to service debt.

Adjusted EBITDA is adjusted to exclude certain items that affect comparability. The adjustments are itemized in the tables below. You are encouraged to evaluate these adjustments and the reason Metuchen considers them appropriate for supplemental analysis. In evaluating adjustments, you should be aware that in the future Metuchen may incur expenses that are the same as or similar to some of the adjustments set forth below. The presentation of these adjustments should not be construed as an inference that future results will be unaffected by unusual or recurring items.

Metuchen defines Adjusted EBITDA as net income (loss) adjusted to exclude (i) interest expense, net, (ii) depreciation and amortization and (iii) income taxes, as further adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing operating performance. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Metuchen’s results as reported under GAAP. For example, Adjusted EBITDA:

•	does not reflect Metuchen’s capital expenditures, future requirements for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, Metuchen’s working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Metuchen’s debt; and

•	does not reflect payments related to income taxes.

	Year Ended December 31, 2019	Successor Period from December 10, 2018 through December 31, 2018	Predecessor Period from January 1, 2018 through December 9, 2018
NET INCOME (LOSS)	$ (32,511,300)	$ (1,681,269)	$ (30,791,439)
Interest expense, senior debt	2,428,264	184,047	4,286,922
Interest expense, related party term loans	11,416,697	890,343	6,495,535
Income tax benefit	(645,866)	(13,365)	__
Depreciation and Amortization expense	5,291,107	289,458	7,775,536
EBITDA	$ (14,021,098)	$ (330,786)	$ (12,233,446)
Impairment loss (a)	2,443,930	__	17,947,275
Life insurance settlement (b)	__	__	(5,009,467)
Inventory reserve (c)	1,174,428	__	__
ADJUSTED EBITDA	$ (10,402,740)	$ (330,786)	$ 704,362

(a) The Company incurred a goodwill impairment loss of $2,443,930 during the Successor Period for the year ended December 31, 2019, related to the prescription medicines segment. The Company incurred an intangible asset impairment loss of $17,947,275 during the Predecessor Period for the period from January 1, 2018 through December 9, 2018.

(b) In May 2018, Metuchen received $5,009,467, which includes interest as proceeds from a keyman life insurance policy on behalf of its managing member, Joseph Krivulka, who passed away in February 2018.

(c) During the year ended December 31, 2019, the Company recorded a reserve of $1,174,428 to reduce the cost of its API asset to its net realizable value.

Gross Sales

Gross sales is a non-GAAP financial measure commonly used in Metuchen’s industry and should not be construed as an alternative to net sales as an indicator of operating performance (as determined in accordance with GAAP). Metuchen’s presentation of gross sales may not be comparable to similarly titled measures reported by other companies. Metuchen has presented gross sales because it believes this measure provides management and investors with additional information to measure its performance, estimate its value and evaluate its ability to service debt.

Gross sales is adjusted to exclude certain items that affect comparability. The adjustments are itemized in the tables below. You are encouraged to evaluate these adjustments and the reason Metuchen considers them appropriate for supplemental analysis. In evaluating adjustments, you should be aware that in the future Metuchen may incur expenses that are the same as or similar to some of the adjustments set forth below. The presentation of these adjustments should not be construed as an inference that future results will be unaffected by unusual or recurring items.

Metuchen defines gross sales as the amount of its aggregate sales billed to customers at standard prices before the application of certain adjustments that reduce the net amount received from customers, including product returns, certain rebates and coupon redemptions, discounts and fees. Gross sales has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Metuchen’s results as reported under GAAP.

	Year Ended December 31, 2019	Successor Period from December 10, 2018 through December 31, 2018	Predecessor Period from January 1, 2018 through December 9, 2018
Net Sales	$15,577,166	$838,926	$13,212,317
Product Returns	8,726,460	225,312	5,544,938
Medicaid/Medicare Rebates	900	__	(104,452)
Contract Rebates	4,328,588	352,228	2,339,213
Chargebacks	161,730	179,946	2,388,773
Cash Discounts	442,378	31,293	574,075
Distribution Service Fees	3,035,272	166,872	2,897,144
Coupon Redemptions	2,189,756	95,140	2,266,172
Gross Sales	$34,462,250	$1,889,717	$29,118,180